UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a copy of the Notice of Annual Meeting and Proxy Statement of Paragon Shipping Inc. (the "Company") relating to the Company's 2010 Annual Meeting of Shareholders scheduled to be held on October 7, 2010.

       Date: July 29, 2010

TO THE SHAREHOLDERS OF
PARAGON SHIPPING INC.

Enclosed is a Notice of the 2010 Annual Meeting of Shareholders (the "Annual Meeting") of Paragon Shipping Inc. (the "Company") which will be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula, Greece, on October 7, 2010 at 11:00 a.m. local time, and related materials.

At the Annual Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.	To appoint two Class A Directors to serve until the 2013 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two");

3.
To further amend the Amended and Restated Articles of Incorporation of the Company to reduce the quorum requirement for shareholders meetings to one-third of the shares entitled to vote at such meetings ("Proposal Three"); and

4.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Annual Meeting by the shareholders entitled to vote at the Annual Meeting. Adoption of Proposal Two requires the affirmative vote of the majority of the shares of stock represented at the Annual Meeting.  Adoption of Proposal Thee requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

You are cordially invited to attend the Annual Meeting in person. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Michael Bodouroglou
Chief Executive Officer

PARAGON SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 7, 2010

NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the "Annual Meeting") of Paragon Shipping Inc. (the "Company") will be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula Greece, on October 7, 2010 at 11:00 a.m. local time, for the following purposes, of which items one, two and three are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class A Directors to serve until the 2013 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two");

3.
To further amend the Amended and Restated Articles of Incorporation of the Company to reduce the quorum requirement for shareholders meetings to one-third of the shares entitled to vote at such meetings ("Proposal Three"); and

4.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

The board of directors has fixed the close of business on July 27, 2010 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board of Directors

Maria Stefanou
Secretary

PARAGON SHIPPING INC.
________________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 7, 2010
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Paragon Shipping Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the Company's premises at 15 Karamanli Ave. 166 73 Voula Greece, on October 7, 2010 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the "Annual Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Annual Meeting on or about July 29, 2010.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 27, 2010 (the "Record Date"), the Company had outstanding 51,225,699 shares of common stock, par value $0.001 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Annual Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Annual Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are quoted on the New York Stock Exchange under the symbol "PRGN."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 15 Karamanli Ave, GR 166 73, Voula Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTOR

The Company has five directors on the board of directors, which is divided into three classes. As provided in the Company's amended and restated Articles of Incorporation, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of two Class A Directors expires at the Annual Meeting. Accordingly, the board of directors has nominated Dimitrios Sigalas and George Xiradakis, who are current Class A Directors, for re-election, each as a Class A director whose term would expire at the Company's 2013 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current board of directors may recommend.

Nominee for Election to the Company's Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position
Dimitrios Sigalas	66	Class A Director
George Xiradakis	46	Class A Director
Certain biographical information about each nominee is set forth below.

Dimitrios Sigalas has been a non-executive director since March 2008. Mr. Sigalas was appointed to his current position as shipping journalist to the Greek daily newspaper "Kathimerini" in 1988. Prior to this, he served within the chartering department of Glafki (Hellas) Maritime Corporation, an Athens based shipowning company which he joined in 1972. In 1980 Mr. Sigalas was appointed to Head of the Dry and Tanker Chartering Department within Glafki (Hellas) Maritime Corporation. Mr. Sigalas graduated from Cardiff University, Wales, with a diploma in Shipping.

George Xiradakis has been a non-executive director since July 2008. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry. Mr. Xiradakis also provides financial advice to various shipping companies, as well as international and state organizations. He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. He has served as a President of the National Centre of Port Development in Greece (2006-2007) and Chairman of the board of directors of Hellenic Public Real Estate Corporation (2004-2006). Mr. Xiradakis graduated from the Nautical Marine Academy of Aspropyrgos, Greece (1984) and has a certificate as a Deck Officer from the Hellenic Merchant Marine. He also holds a postgraduate Diploma in Commercial Operation of Shipping from City of London Polytechnic and a Master of Science in Maritime Studies from the University of Wales. Mr. Xiradakis is also a member of the board of directors of DryShips Inc. and a member of the boards of Greece-China Friendship Association and Propeller Club (Piraeus). He is finally member of various Shipping and Maritime clubs.

Required Vote. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Annual Meeting by the holders of shares entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE RE-ELECTION OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Annual Meeting of the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010.

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

AMENDMENT OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO REDUCE
THE SHAREHOLDER QUORUM REQUIREMENT TO ONE-THIRD OF THE OUTSTANDING SHARES

The Company's Amended and Restated Articles of Incorporation currently provide that one-half of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.  The board of directors believes that it would be in the best interests of the Company and the shareholders to lower the quorum requirement to one-third of the shares entitled to vote, represented in person or by proxy.  The proposed amendment to the Amended and Restated Articles of Incorporation, which will add a new Section N to the Amended and Restated Articles of Incorporation, is set forth below in its entirety:

One-third of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.

Purpose and Background of Lowering of the Shareholder Quorum Requirement to One-Third

The Company's current quorum requirement for shareholder meetings of one-half of the shares entitled to vote exceeds the minimum quorum requirement of one-third of the shares entitled to vote established both by the New York Stock Exchange rules and by the Marshall Islands Business Corporation Act.  As the Company believes that its shareholder base has grown and as brokers have been limited from voting on behalf of client accounts at shareholder meetings without instructions, it has become more difficult and more costly to achieve quorums at shareholder meetings.  The current quorum requirement of one-half of the shares effectively imposes increased costs on the Company in the form of proxy solicitations.  The high quorum requirement, in effect, also thwarts shareholder democracy by making it more difficult for shareholder meetings to act.

Required Vote. Approval of Proposal Three will require the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REDUCTION OF THE SHAREHOLDER QUORUM REQUIREMENT TO ONE-THIRD OF THE SHARES ENTITLED TO VOTE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The board of directors has retained Okapi Partners LLC as proxy solicitor in connection with the Annual Meeting.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners LLC
780 Third Avenue, 30th Floor
New York, New York 10017
(212) 297-0720
Toll Free:  (877) 274-8654
info@okapipartners.com

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved. Abstentions will have the effect of voting AGAINST Proposal Three.

OTHER MATTERS

No other matters are expected to be presented for action at the Annual Meeting. Should any additional matter come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Maria Stefanou
Secretary

July 29, 2010
Voula, Greece

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: August 6, 2010	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer and Interim Chief Financial Officer